Exhibit 12.1

STATEMENT REGARDING CALCULATION OF RATIOS

	Years Ended September 30,					Three Months Ended December 31,
	2012	2013	2014	2015	2016	2016
Earnings:
Income from continuing operations before income taxes	£1,242	£(10,356)	£(19,570)	£(57,061)	£(86,172)	£(18,259)
Add: fixed charges	1	64	392	715	807	247
Less: capitalized interest	-	-	(331)	(640)	(634)	(157)
Earnings	£1,243	£(10,292)	£(19,509)	£(56,986)	£(85,999)	£(18,169)
Fixed Charges:
Total interest expense	£-	£-	£331	£640	£634	£157
Estimated interest portion of rental expense	1	64	61	75	173	90
Fixed charges	£1	£64	£392	£715	£807	£247
Ratio of earnings to fixed charges	1,243	N/A	N/A	N/A	N/A	N/A
Earnings insufficiency	-	(10,356)	(19,901)	(57,701)	(86,806)	(18,416)